Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator of the

CDI Corporation 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-65879) on Form S-8 of CDI Corporation of our report dated June 16, 2006 with respect to the statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan as of December 31, 2005 and 2004, the related statement of changes in net assets available for the plan benefits for the year ended December 31, 2005 and the related supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 which report appears in the December 31, 2005 annual report on Form 11-K of the CDI Corporation 401 (k) Savings Plan.

/s/ KPMG, LLP

Philadelphia, Pennsylvania

June 26, 2006